Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-212752

November 21, 2017

Export Development Canada / Exportation et développement Canada (“EDC”)

U.S.$1,000,000,000 2.000% United States Dollar Bonds due 2020

Final Term Sheet

November 21, 2017

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	2.000% United States Dollar Bonds due 2020

Existing Long Term Issuer Ratings*:	Aaa Stable (Moody’s), AAA Stable (S&P)

Format:	SEC Registered

Size:	U.S.$1,000,000,000

Trade Date:	November 21, 2017

Settlement Date:	November 30, 2017 (T+6)

Maturity Date:	November 30, 2020

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	Semi-annually on May 30 and November 30, commencing on May 30, 2018. Interest will accrue from November 30, 2017.

First Interest Payment Date:	May 30, 2018

Benchmark Treasury:	UST 1.75% due November 15, 2020

Benchmark Treasury Price and Yield:	99-20 / 1.880% Semi-annual

Spread to Benchmark Treasury:	+16.15 bps

Yield to Maturity:	2.042%

Coupon:	2.000%, accruing from November 30, 2017

Price:	99.878% plus accrued interest, if any, from November 30, 2017

Day Count:	30/360 following unadjusted

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Euro MTF Market of the Luxembourg Stock Exchange

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	Province of Ontario / Canada

Business Days:	London, New York, Toronto

Representatives:	Barclays Bank PLC CIBC World Markets Corp. HSBC Bank plc TD Securities (USA) LLC

Co-managers:

BMO Capital Markets Corp.

BNP Paribas

Citigroup Global Markets Limited

Crédit Agricole Corporate & Investment Bank

Daiwa Capital Markets Europe Limited

Deutsche Bank AG, London Branch

Goldman Sachs International

J.P. Morgan Securities plc

Merrill Lynch, Pierce, Fenner & Smith

                          Incorporated

Mizuho International plc

Morgan Stanley & Co. International plc

Nomura International plc

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Skandinaviska Enskilda Banken AB (publ)

Billing and Delivering:	HSBC Bank plc

Settlement:	DTC, CDS, Euroclear, Clearstream

CUSIP Number:	30216B GY2

ISIN:	US30216BGY20

Reference Document:	Prospectus Supplement, subject to completion, dated November 21, 2017 and Prospectus dated August 4, 2016. https://www.sec.gov/Archives/edgar/data/276328/000119312517348901/d501102d424b2.htm

Legends:	If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any member state of the European Economic Area (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

* A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847 for Barclays Bank PLC, 1-800-282-0822 for CIBC World Markets Corp., 1-866-430-0686 for HSBC Bank plc or 1-855-495-9846 for TD Securities (USA) LLC.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

3